NEWS RELEASE

August 25, 2005	TSX-V: ARS

Vancouver, B.C. - Augusta Resource Corporation (the “Company”) provides clarification with respect to its news release dated March 1, 2005 as a result of a standard review by the British Columbia Securities Commission. The Company entered into an agreement to acquire 100% working interest in the Lone Mountain Copper Zinc Project in New Mexico, USA (the “Property”). The Property is approximately 5 miles from the town of Silver City New Mexico, 9 miles southwest of Phelps Dodge’s Chino mine and 5 miles northwest of Phelps Dodge’s Hurley smelter.

The Property was drilled in the late 1970’s by Kennecott and in mid eighties by Chevron and Granges.

Two separate significant zones of mineralization were identified by Chevron in August of 1983 with estimated “drill indicated” reserves as follows:

Lake Valley (1% cut-off):	7,400,000 tons grading 2.2% Copper, 5% Zinc,
and 1.2 oz Silver per ton

Lower Paleozoic (1% cut-off):	17,500,000 tons grading 1.36% Copper per ton
(0.5% cut-off):	94,000,000 tons grading 0.74% Copper per ton

The information from the Chevron report was subjected to a Pincock Allen and Holt report and further supported by Cypress Minerals Inc. in 1991. However, the quantity and grades indicated above are conceptual in nature. A significant amount of additional data will be required before the structural geology and continuity of mineralization are sufficiently well understood to permit quantification of inferred or indicated resources that are compliant with National Instrument 43-101 definitions. It is uncertain if further exploration will result in discovery of a mineral resource on the Property.

Mineralization is still open to the northeast and northwest. In addition the area to the west and south of the known mineralization has yet to be explored and includes numerous Silver/Manganese occurrences at surface.

Lone Mountain is a buried high grade Copper/Zinc/Silver skarn hosted in Mississippian limestone (Lake Valley) and lower Paleozoic dolomite/limestone peripheral to a Tertiary quartz-monzonite porphyry stock. Mineralization is classified as replacement and skarn, both in prograde and retrograde styles and is both structurally and stratigraphically controlled.

Please contact the Company at 604-687-1717 for further information

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
______________________________
Gil Clausen
President and CEO

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
For additional information, contact the Company
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com